Exhibit 99.1

Altamira Therapeutics and Nuance Pharma Enter into Exclusive Licensing and Distribution Agreement for Bentrio™ in China and Additional Asian Markets

●	Nuance Pharma to develop and commercialize Bentrio™ nasal spray in Chinese Mainland, Hong Kong, Macau and South Korea

●	Altamira to receive up to $23.5 million in upfront and milestone payments during initial phase of supply Bentrio™ to Nuance

●	Altamira to receive royalties on sales following start of local production of Bentrio™ by Nuance

Hamilton, Bermuda, March 4, 2022 – Altamira Therapeutics Ltd. (NASDAQ: CYTO), a company dedicated to addressing unmet medical needs through RNA therapeutics, allergy and viral infection protection, and inner ear therapeutics, announced today that it has entered into an exclusive licensing and distribution agreement (the “Agreement”) for Bentrio™, its nasal spray for protection against airborne viruses and allergens, with Nuance Pharma Ltd. (“Nuance”) in Chinese Mainland, Hong Kong, Macau and South Korea (the “Territory”).

Under the terms of the Agreement, Altamira will initially supply Bentrio™ to Nuance. Nuance will make an upfront payment of $1 million and pay to Altamira development and commercial milestones of up to $3 million and up to $19.5 million, respectively. Nuance will have the right to register and commercialize Bentrio™ in the Territory. In a second stage, Nuance will assume local production of the product for the Territory upon certain milestones. Once Nuance assumes local production of Bentrio™, it will pay to Altamira a staggered royalty on net sales in the Territory at a high-single to low-double-digit percentage.

“We are excited to greatly expand the distribution of Bentrio and further enlarge our footprint in Asia through this strategic collaboration with Nuance,” said Thomas Meyer, Altamira Therapeutics’ founder, Chairman and CEO. “As a fast growing, well capitalized company with a growing portfolio of products specifically for the treatment of respiratory disorders, Nuance is an ideal commercialization partner for this important and dynamic region. We are looking forward to working with the Nuance team to launch Bentrio.”

“The prevalence of allergic rhinitis in the Chinese Mainland is particularly high, affecting some 246 million patients1,” commented Mark G. Lotter, CEO and Founder of Nuance. “In addition, viral infections represent another high-volume opportunity for Bentrio in this region, so we are looking forward to launching this promising therapeutic to patients in the Chinese Mainland; as well as Hong Kong, Macau and South Korea. BentrioTM fits well with Nuance’s continuous strategic focus in respiratory space.”

References

1 https://doi.org/10.4168/aair.2019.11.2.156

About Bentrio™

Bentrio™ (AM-301) is a drug-free nasal spray intended for personal protection against airborne viruses and allergens. Upon application into the nose, Bentrio™ forms a protective gel layer on the nasal mucosa. This thin film is designed to prevent the contact of viruses or allergens with cells; in addition, the composition serves to bind such particles and help with their discharge and to humidify the nasal mucosa. Together, this is designed to reduce the risk of upper respiratory tract viral infections and promote alleviation of allergic symptoms. In human nasal epithelium cells infected by SARS-CoV-2, Bentrio™ was shown to reduce the infectious viral load by more than 99% when used for prevention. Further, Bentrio™ was effective in slowing the growth of the viral titer when treatment started only 24 or 30 hours after infection. In allergy, a clinical investigation in a pollen challenge chamber demonstrated a significant reduction in the main symptoms of allergic rhinitis with the protective effect setting in rapidly and lasting for 4 hours.

About Nuance Pharma

Nuance Pharma is a patient-centric and innovation focused biopharmaceutical company, with both clinical and commercial stage assets. Founded by Mark Lotter in 2014, with the mission to address critical unmet medical needs in Greater China and Asia Pacific, Nuance has built a late clinical stage innovative portfolio, while maintaining a self-sustainable commercial operation. Focusing on specialty care, Nuance’s portfolio represents a differentiated combination of commercial stage and innovative pipeline assets across respiratory, emergency care, and iron deficiency anemia. Through partnerships with global leading biopharma companies, Nuance has built a leading late-stage portfolio in respiratory and commercial stage portfolio in emergency care and iron deficiency anemia.

About Altamira Therapeutics

Altamira Therapeutics is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne viruses and allergens (Bentrio™; commercial) or the treatment of vertigo (AM-125; Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®, Phase 3). The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Altamira Therapeutics Ltd. trade on the NASDAQ Capital Market under the symbol “CYTO.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the approval, timing of commercialization and commercial success of AM-301, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2020, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:

Stephen Kilmer

(647) 872-4849

sjk@altamiratherapeutics.com

SOURCE: Altamira Therapeutics Ltd.